Filed Pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, in connection with Registration Statement No. 333-119197

                                   PROSPECTUS

                       [LOGO] IMMTECH INTERNATIONAL, INC.

                                 755,540 Shares

                                  Common Stock

                                   ----------

      This is a public offering of 755,540 shares of our common stock. The stockholders named under the caption "Selling Stockholders" may from time to time offer and sell up to 755,540 shares of our common stock. The shares may be sold in transactions occurring either on or off the American Stock Exchange ("AMEX") at prevailing market prices or at negotiated prices. Sales may be made through brokers or through dealers who are expected to receive customary commissions or discounts. We will receive no proceeds from the sale of shares sold by selling stockholders under this prospectus.

      Our common stock is traded on the AMEX under the symbol "IMM". The last reported sale of our common stock on the AMEX on October 14, 2004 was $8.78.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 1 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is October 15, 2004

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                                TABLE OF CONTENTS

RISK FACTORS ..............................................................    1
ABOUT THIS PROSPECTUS .....................................................   16
WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF DOCUMENTS BY
  REFERENCE ...............................................................   16
FORWARD-LOOKING STATEMENTS ................................................   19
THE COMPANY ...............................................................   19
USE OF PROCEEDS ...........................................................   20
SELLING STOCKHOLDERS ......................................................   20
DESCRIPTION OF CAPITAL STOCK ..............................................   22
PLAN OF DISTRIBUTION ......................................................   23
SUBSEQUENT EVENTS .........................................................   24
LEGAL MATTERS .............................................................   24
EXPERTS ...................................................................   24
INTERESTS OF NAMED EXPERTS AND COUNSEL ....................................   25
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
  LIABILITIES .............................................................   25
GLOSSARY ..................................................................   26

                                  RISK FACTORS

      An investment in the shares offered by this prospectus involves a high degree of risk. In addition to the other information contained in this prospectus, the following risk factors should be considered carefully in evaluating our business before purchasing the shares.

There is no assurance that we will successfully develop a commercially viable product; our most advanced product candidate is in Phase II human clinical trials.

      We are at an early stage of human clinical trials, and in some cases pre-clinical development, required for drug approval and commercialization. Since our formation in October 1984, we have engaged in research and development programs, expanding our network of scientists and scientific advisors, licensing technology agreements and advancing the commercialization of the dication technology platform. We have generated no revenue from product sales, do not have any products currently available for sale, and none are expected to be commercially available for sale until after March 31, 2005, if at all. There can be no assurance that the research we fund and manage will lead to commercially viable products. Our most advanced programs are in Phase II human clinical testing using our first compound DB289 for several indications including trypanosomiasis (African sleeping sickness), PCP pneumonia, and malaria and must undergo substantial additional regulatory review prior to commercialization.

We have a history of losses and an accumulated deficit; our future profitability is uncertain.

      We have experienced significant operating losses since our inception and we expect to incur additional operating losses as we continue research and development, clinical trial and commercialization efforts. As of June 30, 2004, we had an accumulated deficit of approximately $60,337,000. Losses from operations were approximately $12,866,000 and $1,657,000, respectively, for the fiscal year ended March 31, 2004 and the three-month period ended June 30, 2004.

We will need substantial additional funds in future years to continue our research and development; if financing is not available, we may be required to reduce spending for our research programs, cease operations or pursue other financing alternatives.

      Our operations to date have consumed substantial amounts of cash. Negative cash flow from operations is expected to continue in the foreseeable future. Without substantial additional financing, we may be required to reduce some or all of our research programs or cease operations. Our cash requirements may vary materially from those now planned because of results of research and development, results of pre-clinical and clinical testing, responses to our grant requests, relationships with strategic partners, changes in the focus and direction of our research and development programs, delays in the enrollment and completion of our clinical trials, competitive and technological advances, the FDA and foreign regulatory approval processes and other factors. In any of these circumstances, we may require substantially more funds than we currently have available or currently intend to raise to continue our business. We may seek to satisfy future funding requirements through public or private offerings of equity securities, by collaborative or other arrangements with pharmaceutical or biotechnology companies, issuance of debt or from other sources. Additional financing may not be available when needed or may not be available on acceptable terms. If adequate financing is not available, we may not be able to continue as a going concern or may be required to delay, scale back or eliminate certain research and development programs, relinquish rights to certain technologies or product candidates, forego desired opportunities or license third parties to commercialize our products or technologies that we would otherwise seek to develop internally. Existing stockholders will experience ownership dilution if we decide to raise additional capital by issuing equity securities.

      We receive funding primarily from technology licensing, grants, research and development programs and from sales of our equity securities. To date we have directed most of such funds not used for general and administrative overhead toward our research and development and commercialization programs (including preparation of submissions to regulatory agencies for product licensing). Until one or more of our product candidates is approved for sale, our funding is limited to funds received from testing and research agreements, licensing of our technology and potential fees associated with interim leasing of our properties while we develop them for product manufacture.

We do not have employment contracts with any employees other than our CEO, T. Stephen Thompson.

      We have an employment agreement with our CEO, T. Stephen Thompson, that renews annually in April of each year unless 30 day prior notice of non-renewal is given by either party to the other. Mr. Thompson renewed his employment with us this year and has not expressed any indication that he desires to leave our employ or retire. All of our other employees are "at will" and may leave at any time. None, however, have as of this date expressed any intention to do so. We do not have "key-man" life insurance policies on any of our executives, including Mr. Thompson.

      Most of our business' financial aspects, including investor relations, intellectual property control and corporate governance, are under the direct supervision of Cecilia Chan and Gary Parks. Together with Mr. Thompson, Ms. Chan and Mr. Parks hold institutional knowledge and business savvy that they utilize to assist us to forge new relationships and exploit new business opportunities without diminishing or undermining existing programs and obligations. Neither Ms. Chan nor Mr. Parks have employment contracts with us. Neither, however, has indicated any intention to retire or leave our employ.

Some of our proprietary intellectual property is developed by scientists who are not employed by us.

      Our business depends to a significant degree on the continuing contributions of our key management, scientific and technical personnel, as well as on the continued discoveries of scientists, researchers and specialists at The University of North Carolina at Chapel Hill ("UNC"), Georgia State University, Duke University and Auburn University (collectively, the "Scientific Consortium") and other research groups that assist in the development of our product candidates. Substantial amounts of our proprietary intellectual property are developed by


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scientists who are employed by the universities that comprise the Scientific
Consortium and other research groups. We do not have control over, knowledge of, or access to those employment arrangements. We have not been advised by any of the key members of our company, the scientific research groups or of the Scientific Consortium of their intention to leave their employ or the program.

      There can be no assurance that the loss of certain members of management or the scientists, researchers and technicians from the Scientific Consortium universities would not materially adversely affect our business.

Additional research grants needed to fund our operations may not be available or, if available, not on terms acceptable to us.

      We have funded our product development and operations as of June 30, 2004 through a combination of sales of equity instruments and revenue generated from research agreements and grants. As of June 30, 2004, our accumulated deficit was approximately $60,337,000 of which approximately $12,117,000 was funded either directly or indirectly with grant funds and payments from research and testing agreements.

      In March 2001 we entered into a clinical research subcontract with UNC, funded by a $15.1 million grant from The Gates Foundation to UNC for the study of African sleeping sickness and leishmaniasis, under which UNC is to pay to us $9.8 million in installments over a period not to exceed five years subject to our achieving certain milestones. We entered into a second subcontract with UNC under which we are to receive over $2.4 million based on a separate $2.7 million grant from the Gates Foundation to UNC to accelerate the African sleeping sickness study. Under the two subcontracts, as of June 30, 2004 UNC has paid to us approximately $8,705,000 of which approximately $819,000 remained as of that date as restricted funds on account.

      In November 2003, we entered into a Testing Agreement with Medicines For Malaria Venture, a foundation established in Switzerland ("MMV") and UNC, pursuant to which we, with the support of MMV and UNC, are conducting a proof of concept study of DB289, including Phase II and Phase III human clinical trials, and will pursue drug development activities of DB289 alone, or in combination with other anti-malarial drugs, with the goal of obtaining marketing approval of a product for the treatment of malaria. Under the terms of the agreement, MMV advanced to us $668,000 in fiscal year 2004 and $1,074,752 to date in fiscal year 2005 for human clinical trials and has committed to fund additional budgeted amounts, subject to attainment of certain milestones, for additional clinical trials and regulatory preparation and filing costs for the approval to market DB289 for treatment of malaria by at least one internationally accepted regulatory body and one malaria endemic country. The latter payment, approximately $1.075 million, is to fund maximum tolerable dose, safety and pharmacokinetics studies in progress in France. We forecast the costs to complete the clinical development of DB289 for treatment of Malaria to be approximately $8.2 million over the next three years.

      We will continue to apply for new grants to support continuing research and development of our dication platform technology and other product candidates. The process of obtaining


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grants is extremely competitive and there can be no assurance that any of our grant applications will be acted upon favorably. Some charitable organizations may request licenses to our proprietary information or may impose price restrictions on the products we develop with grant funds. We may not be able to negotiate terms that are acceptable to us with such organizations. In the event we are unable to raise sufficient funds to advance our product developments with grant funds we may seek to raise additional capital with the issuance of debt or equity securities. There can be no assurance that we will be able to place or sell debt or equity securities on terms acceptable to us and, if we sell equity, existing stockholders will suffer dilution (see this section, Risk Factors entitled "Shares eligible for future sale may adversely affect our ability to sell equity securities," and "Our outstanding options and warrants may adversely affect our ability to consummate future equity financings due to the dilution potential to future investors").

None of our product candidates have been approved for sale by any regulatory agency; approval is required before we can sell drug products commercially.

      All of our product candidates, including DB289 and DB075, require additional clinical testing, regulatory approval and development of marketing and distribution channels, all of which are expected to require substantial additional investment prior to commercialization. There can be no assurance that any of our product candidates will be successfully developed, prove to be safe and effective in human clinical trials, meet applicable regulatory standards, be approved by regulatory authorities, be capable of being produced in commercial quantities at acceptable costs, be eligible for third party reimbursement from governmental or private insurers, be successfully marketed or achieve market acceptance. If we are unable to commercialize our product candidates in a timely manner we may be required to seek additional funding, reduce or cancel some or all of our development programs, sell or license some of our proprietary information or cease operations.

There are substantial uncertainties related to clinical trials that may result in the extension, modification or termination of one or more of our programs.

      In order to obtain required regulatory approvals for the commercial sale of our product candidates, we must demonstrate through human clinical trials that our product candidates are safe and effective for their intended uses. Prior to conducting human clinical trials we must obtain governmental approvals from the host nation, approval from the U.S. to export our product candidate to the test site and qualify a sufficient number of volunteer patients that meet our trial criteria. If we do not obtain required governmental consents or if we do not enroll a sufficient number of patients in a timely manner or at all, our trial expenses could increase, results may be delayed or the trial may be cancelled.

      We may find, at any stage of our research and development, that product candidates that appeared promising in earlier clinical trials do not demonstrate safety or effectiveness in later clinical trials and therefore may not receive regulatory approvals. Despite the positive results of our pre-clinical testing and human clinical trials those results may not be predictive of the results of later clinical trials and large-scale testing. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in various stages of clinical trials, even after promising results had been obtained in early-stage human clinical trials.


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

      Completion of human clinical trials may be delayed by many factors, including slower than anticipated patient enrollment, participant retention and follow up, difficulty in securing sufficient supplies of clinical trial materials or other adverse events occurring during clinical trials. For instance, once we obtain permission to run a human trial, there are strict medical criteria regulating who we can test. Political instability and the minimal infrastructure in the African countries where we conduct our trials may cause delays in enrollment and difficulty in the completion of trials. In the case of African sleeping sickness, we are subject to civil unrest in sub-Sahara Africa where local rebels could close clinics and dramatically reduce enrollment rates, and make it difficult to conduct trials. In another case, our PCP-trial could encounter difficulties in finding potential patients because our initial regimen requires patients to first fail other treatment programs in order to be eligible for our treatment.

      Completion of testing, studies and trials may take several years, and the length of time varies substantially with the type, complexity, novelty and intended use of the product. Delays or rejections may be based upon many factors, including changes in regulatory policy during the period of product development. We cannot assure that any of our development programs will be successfully completed, that any Investigational New Drug ("IND") application filed with the FDA (or any foreign equivalent filed with the appropriate foreign authorities) will become effective, that additional clinical trials will be allowed by the FDA or other regulatory authorities, or that clinical trials will commence as planned. There have been delays in our testing and development schedules due to the aforementioned conditions and funding and patient enrollment difficulties and there can be no assurance that our future testing and development schedules will be met.

We do not currently have pharmaceutical manufacturing capability, which could impair our ability to develop commercially viable products at reasonable costs.

      Our ability to commercialize product candidates will depend in part upon our ability to manufacture or have manufactured or develop manufacturing capability to manufacture our product candidates, either directly or through third parties, at a competitive cost and in accordance with FDA and other regulatory requirements. We currently lack facilities and personnel to manufacture our product candidates. There can be no assurance that we will be able to acquire such resources, either directly or through third parties, at reasonable costs, if we develop commercially viable products.

      We have acquired a facility in which we intend to commence construction of a pharmaceutical manufacturing facility for making finished drug products (including formulation, tableting, and packaging of drug products) in the Peoples' Republic of China ("PRC") with our subsidiary Immtech Hong Kong Limited. Operation of such a facility is subject to various governmental approvals, which may be difficult or impossible to obtain. There can be no guarantee that products manufactured at this facility will be accepted in all countries where we desire to sell our future products.

We are dependent on third-party relationships for critical aspects of our business; problems that develop in these relationships may increase costs and/or diminish our ability to develop our product candidates.

      We use the expertise and resources of strategic partners and third parties in a number of key areas, including (i) research and development, (ii) pre-clinical and human clinical trials and (iii) manufacture of pharmaceutical drugs. We have licensing and exclusive commercialization rights to a dicationic pharmaceutical platform and are developing drugs intended for commercial use based on that platform. This strategy creates risks by placing critical aspects of our business in the hands of third parties, whom we may not be able to control. If these third parties do not perform in a timely and satisfactory manner, we may incur costs and delays as we seek alternate sources of such products and services, if available. Such costs and delays may have a material adverse effect on our business if the delays jeopardize our licensing arrangements by causing us to become non-compliant with certain license agreements.

      We may seek additional third-party relationships in certain areas, particularly in clinical testing, marketing, manufacturing and other areas where pharmaceutical and biotechnology company collaborators will enable us to develop particular products or geographic markets that are otherwise beyond our current resources and/or capabilities. There is no assurance that we will be able to obtain any such collaboration or any other research and development, manufacturing or clinical trial arrangements. Our inability to obtain and maintain satisfactory relationships with third parties may have a material adverse effect on our business by slowing our ability to develop new products, requiring us to expand our internal capabilities, increasing our overhead and expenses, hampering future growth opportunities or causing us to delay or terminate affected programs.

We are uncertain about the ability to protect or obtain necessary patents and protect our proprietary information; our ability to develop and commercialize our product candidates would be compromised without adequate intellectual property protection.

      We have spent and continue to spend considerable funds to develop our product candidates and we are relying on the potential to exploit commercially without competition the results of our product development. Much of our intellectual property is licensed to us under various agreements including the Consortium Agreement. It is the primary responsibility of the discoverer to develop his, her or its invention confidentially, insure that the invention is unique, and to obtain patent protection. In most cases, our role is to reimburse patent related costs after we decide to develop any such invention. We therefore rely on the inventors to insure that technology licensed to us is adequately protected. Without adequate protection for our intellectual property we believe our ability to realize profits on our future commercialized product would be diminished. Without protection, competitors might be able to copy our work and compete with our products without having invested in the development.

      There can be no assurance that any particular patent will be granted or that issued patents will provide us, directly or through licenses, with the intellectual property protection contemplated. Patents and licenses of patents can be challenged, invalidated or circumvented. It is also possible that competitors will develop similar products simultaneously. Our breach of any license agreement or the failure to obtain a license to any technology or process which may


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

be required to develop or commercialize one or more of our product candidates may have a material adverse effect on our business including the need for additional capital to develop alternate technology, the potential that competitors may gain unfair advantage and lessen our expectation of potential future revenues.

      The pharmaceutical and biotechnology fields are characterized by a large number of patent filings, and a substantial number of patents have already been issued to other pharmaceutical and biotechnology companies. Third parties may have filed applications for, or may have been issued, certain patents and may obtain additional patents and proprietary rights related to products or processes competitive with or similar to those that we are attempting to develop and commercialize. We may not be aware of all of the patents potentially adverse to our interests that may have been issued to others. No assurance can be given that patents do not exist, have not been filed or could not be filed or issued, which contain claims relating to or competitive with our technology, product candidates, product uses or processes. If patents have been or are issued to others containing preclusive or conflicting claims, then we may be required to obtain licenses to one or more of such patents or to develop or obtain alternative technology. There can be no assurance that the licenses or alternative technology that might be required for such alternative processes or products would be available on commercially acceptable terms, or at all.

      Because of the substantial length of time and expense associated with bringing new drug products to market through the development and regulatory approval process, the pharmaceutical and biotechnology industries place considerable importance on patent and trade secret protection for new technologies, products and processes. Since patent applications in the United States are confidential until patents are issued and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we (or our licensors) were the first to make the inventions covered by pending patent applications or that we (or our licensors) were the first to file patent applications for such inventions. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions and, therefore, the breadth of claims allowed in pharmaceutical and biotechnology patents, or their enforceability, cannot be predicted. There can be no assurance that any patents under pending patent applications or any further patent applications will be issued. Furthermore, there can be no assurance that the scope of any patent protection will exclude competitors or provide us competitive advantages, that any of our (or our licensors') patents that have been issued or may be issued will be held valid if subsequently challenged, or that others, including competitors or current or former employers of our employees, advisors and consultants, will not claim rights in, or ownership to, our (or our licensors') patents and other proprietary rights. There can be no assurance that others will not independently develop substantially equivalent proprietary information or otherwise obtain access to our proprietary information, or that others may not be issued patents that may require us to obtain a license for, and pay significant fees or royalties for, such proprietary information.


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

We rely on technology developed by others and shared with collaborators to develop our product candidates which puts our proprietary information at risk of unauthorized disclosure.

      We rely on trade secrets, know-how and technological advancement to maintain our competitive position. Although we use confidentiality agreements and employee proprietary information and invention assignment agreements to protect our trade secrets and other unpatented know-how, these agreements may be breached by the other party thereto or may otherwise be of limited effectiveness or enforceability.

      We are licensed to commercialize technology from a dication platform developed by a Scientific Consortium, comprised primarily of scientists employed by universities in an academic setting. The academic world is improved by the sharing of information. As a business, however, the sharing of information whether through publication of research, academic lectures or general intellectual discourse among contemporaries is not conducive to protection of proprietary information. Our proprietary information may fall into the possession of unintended parties without our knowledge through customary academic information sharing.

      At times we may enter into confidentiality agreements with other companies, allowing them to test our technology for potential future licensing, in return for milestone and royalty payments should any discoveries result from the use of our proprietary information. We cannot be assured that such parties will honor these confidentiality agreements subjecting our intellectual property to unintended disclosure.

      The pharmaceutical and biotechnology industries have experienced extensive litigation regarding patent and other intellectual property rights. We could incur substantial costs in defending suits that may be brought against us (or our licensors) claiming infringement of the rights of others or in asserting our (or our licensors') patent rights in a suit against another party. We may also be required to participate in interference proceedings declared by the U.S. Patent and Trademark Office or similar foreign agency for the purpose of determining the priority of inventions in connection with our (or our licensors') patent applications.

      Adverse determinations in litigation or interference proceedings could require us to seek licenses (which may not be available on commercially reasonable terms) or subject us to significant liabilities to third parties, and could therefore have a material adverse effect on our business by increasing our expenses and having an adverse effect on our business. Even if we prevail in an interference proceeding or a lawsuit, substantial resources, including the time and attention of our officers, would be required.

Confidentiality agreements may not adequately protect our intellectual property which could result in unauthorized disclosure or use of our proprietary information.

      We require our employees, consultants and third-parties with whom we share proprietary information to execute confidentiality agreements upon the commencement of their relationship with us. The agreements generally provide that trade secrets and all inventions conceived by the individual and all confidential information developed or made known to the individual during the term of the relationship will be our exclusive property and will be kept confidential and not


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disclosed to third parties except in specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure of such information. If our unpatented proprietary information is publicly disclosed before we have been granted patent protection, our competitors could be unjustly enriched and we could lose the ability to profitably develop products from such information.

Our industry has significant competition; our product candidates may become obsolete prior to commercialization due to alternative technologies thereby rendering our development efforts obsolete or non-competitive.

      The pharmaceutical and biotechnology fields are characterized by extensive research efforts and rapid technological progress. Competition from other pharmaceutical and biotechnology companies and research and academic institutions is intense and other companies are engaged in research and product development for treatment of the same diseases that we target. New developments in pharmaceutical and biotechnology fields are expected to continue at a rapid pace in both industry and academia. There can be no assurance that research and discoveries by others will not render some or all of our programs or products non-competitive or obsolete.

      We are aware of other companies and institutions dedicated to the development of therapeutics similar to those we are developing, including Aventis Pharmaceuticals, Inc., Hoffman-LaRoche Ltd., Sanofi-Synthelabo Inc., Pfizer Inc., and Bayer Corporation. Many of our existing or potential competitors have substantially greater financial and technical resources than we do and therefore may be in a better position to develop, manufacture and market pharmaceutical products. Many of these competitors are also more experienced performing pre-clinical testing and human clinical trials and obtaining regulatory approvals. The current or future existence of competitive products may also adversely affect the marketability of our product candidates.

      In the event some or all of our programs are rendered non-competitive or obsolete, we do not currently have alternative strategies to develop new product lines or financial resources to pursue such a course of action.

There is no assurance that we will receive FDA or corollary foreign approval for any of our product candidates for any indication; we are subject to government regulation for the commercialization of our product candidates.

      We have not made application to the FDA or any other regulatory agency to sell commercially or label any of our product candidates. We or our test collaborators have received licenses from the FDA to export DB289 for testing purposes and have been approved to conduct human clinical trials for various indications in each of the Democratic Republic of Congo, Angola, Thailand and Peru.

      All new pharmaceutical drugs, including our product candidates, are subject to extensive and rigorous regulation by the federal government, principally the FDA under the Federal Food, Drug and Cosmetic Act ("FDCA") and other laws and by state, local and foreign governments.


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

Such regulations govern, among other things, the development, testing, manufacture, labeling, storage, pre-market clearance or approval, advertising, promotion, sale and distribution of pharmaceutical drugs. If drug products are marketed abroad, they are subject to extensive regulation by foreign governments. Failure to comply with applicable regulatory requirements may subject us to administrative or judicially imposed sanctions such as civil penalties, criminal prosecution, injunctions, product seizure or detention, product recalls, total or partial suspension of production and FDA refusal to approve pending applications.

      Each of our product candidates must be approved for each indication for which we believe it to be viable. We have not yet determined from which regulatory bodies we will seek approval for our product candidates or indications for which approval will be sought. Once determined, the approval process is subject to those agencies' policies and acceptance of those agencies' approvals, if obtained, in the countries where we intend to market our product candidates.

We have not received regulatory approval in the United States or any foreign jurisdiction for the commercial sale of any of our product candidates.

      On April 23, 2004 the FDA granted fast-track designation for DB289, our first oral drug, for treatment of African sleeping sickness (trypanosomiasis). Fast-track designation means, among other things, that the FDA may accept initial late-stage data from us rather than waiting for the entire Phase III clinical trial data to be submitted together for consideration of approval to market the drug. There is no guarantee, however, that fast-track designation will result in faster product development or licensing approval or that our product candidates will be approved at all.

      The process of obtaining FDA or other required regulatory approvals, including foreign approvals, often takes many years and varies substantially based upon the type, complexity and novelty of the products involved and the indications being studied. Furthermore, the approval process is extremely expensive and uncertain. There can be no assurance that our product candidates will be approved for commercial sale in the United States by the FDA or regulatory agencies in foreign countries. The regulatory review process can take many years and we will need to raise additional funds to complete the regulatory review process for our current product candidates. The failure to receive FDA or other governmental approval would have a material adverse effect on our business by precluding us from marketing and selling such products and negatively impacting our ability to generate future revenues. Even if regulatory approval of a product is granted, there can be no assurance that we will be able to obtain the labeling claims (a labeling claim is a product's description and its FDA permitted uses) necessary or desirable for the promotion of such product. FDA regulations prohibit the marketing or promotion of a drug for unapproved indications. Furthermore, regulatory marketing approval may entail ongoing requirements for post-marketing studies if regulatory approval is obtained; we will also be subject to ongoing FDA obligations and continued regulatory review. In particular, we, or our third party manufacturers, will be required to adhere to Good Manufacturing Practices ("GMP"), which require us (or our third party manufacturers) to manufacture products and maintain records in a prescribed manner with respect to manufacturing, testing and quality control. Further, we (or our third party manufacturers) must pass a manufacturing facilities pre-approval inspection by the FDA or corollary agency before obtaining marketing approval. Failure to comply with applicable regulatory requirements may result in penalties, such as restrictions on a


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

product's marketing or withdrawal of the product from the market. In addition, identification of certain side-effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional pre-clinical testing or clinical trials and changes in labeling of the product.

      Prior to the submission of an application for FDA approval, our pharmaceutical drugs undergo rigorous pre-clinical and clinical testing, which may take several years and the expenditure of substantial financial and other resources. Before commencing clinical trials in humans in the United States, we must submit to the FDA and receive clearance of an IND. There can be no assurance that submission of an IND for future clinical testing of any of our product candidates under development or other future product candidates would result in FDA permission to commence clinical trials or that we will be able to obtain the necessary approvals for future clinical testing in any foreign jurisdiction. Further, there can be no assurance that if such testing of product candidates under development is completed, any such drug compounds will be accepted for formal review by the FDA or any foreign regulatory body or approved by the FDA for marketing in the United States or by any such foreign regulatory bodies for marketing in foreign jurisdictions.

Our most advanced programs are developing products intended for sale in countries that may not have established pharmaceutical regulatory agencies.

      Some of the intended markets for our treatment of African sleeping sickness and malaria are in countries without developed pharmaceutical regulatory agencies. We plan in such cases to try first to obtain regulatory approval from a recognized pharmaceutical regulatory agency such as the FDA or one or more European agencies and then to apply to the targeted country for recognition of the foreign approval. Because the countries where we intend to market treatments for African sleeping sickness and malaria are not obligated to accept foreign regulatory approvals and because those countries do not have standards of their own for us to rely upon, we may be required to provide additional documentation or complete additional testing prior to distributing our products in those countries.

There is uncertainty regarding the availability of health care reimbursement for purchasers of our anticipated products; health care reform may negatively impact the ability of prospective purchasers of our anticipated products to pay for such products.

      Our ability to commercialize any of our product candidates will depend in part on the extent to which reimbursement for the costs of the resulting drug or biologic will be available from government health administration authorities, private health insurers, charities and others. Many of our product candidates, including treatments for trypanosomiasis, malaria and tuberculosis, would be in the greatest demand in developing nations, many of which do not maintain comprehensive health care systems with the financial resources to pay for such drugs. We do not know to what extent governments, private charities, international organizations and others would contribute toward bringing newly developed drugs to developing nations. Even among drugs sold in developed countries, significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance of the availability of third-party insurance reimbursement coverage enabling us to establish and maintain price levels sufficient for realization of a profit on our investment in developing pharmaceutical drugs and biologics. Government and other third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new drug or biologic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payers for uses of our anticipated products, the market acceptance of these products would be adversely affected.

      Health care reform proposals are continually introduced in the United States Congress and in various state legislatures and there is no guarantee that such proposals will not be introduced in the future. We cannot predict when any proposed reforms will be implemented, if ever, or the effect of any implemented reforms on our business. Implemented reforms may have a material adverse effect on our business by reducing or eliminating the availability of third-party reimbursement for our anticipated products or by limiting price levels at which we are able to sell such products. If reimbursement is not available for our products, health care providers may prescribe alternative remedies if available. Patients, if they cannot afford our products, may do without. In addition, if we are able to commercialize products in overseas markets, then our ability to achieve success in such markets may depend, in part, on the health care financing and reimbursement policies of such countries. We cannot predict changes in health care systems in foreign countries, and therefore, do not know the effects on our business of possible changes.

Shares eligible for future sale may adversely affect our ability to sell equity securities.

      Sales of our common stock (including the issuance of shares upon conversion of preferred stock) in the public market could materially and adversely affect the market price of shares because prior sales have been executed at or below our current market price. We have outstanding four series of preferred stock that convert to common stock at prices equivalent to $4.42, $4.00, $4.42 and $9.00, respectively, for our series A, series B, series C and series D convertible preferred stock. Our obligation to convert the preferred stock upon demand by the holders may depress the price of our common stock and also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate.

      As of October 8, 2004, we had 10,883,037 shares of common stock outstanding, plus (1) 72,400 shares of series A convertible preferred stock, convertible into approximately 409,502 shares of common stock at the conversion rate of 1:5.656, (2) 19,925 shares of series B Convertible Preferred stock convertible into approximately 124,531 shares of common stock at the conversion rate of 1:6.25, (3) 64,852 shares of series C convertible preferred stock convertible into approximately 366,809 shares of common stock at the conversion rate of 1:5.656, (4) 200,000 shares of series D convertible preferred stock convertible into approximately 555,540 shares of common stock at the conversion rate of 1:2.778, (5) 1,121,057 options to purchase shares of common stock with a weighted-average exercise price of $8.98 per share and (6) 2,955,412 warrants to purchase shares of common stock with a weighted-average exercise price of $7.57. Of the shares outstanding, 8,366,597 shares of common stock are freely tradable without restriction. All of the remaining 2,516,440 shares are restricted from resale, except pursuant to certain exceptions under the Securities Act of 1933, as amended (the "Securities Act").

Our outstanding options and warrants may adversely affect our ability to consummate future equity financings due to the dilution potential to future investors.

      We have outstanding options and warrants for the purchase of shares of our common stock with exercise prices currently below market which may adversely affect our ability to consummate future equity financings. The holders of such warrants and options may exercise them at a time when we would otherwise be able to obtain additional equity capital on more favorable terms. To the extent any such options and warrants are exercised, the value of our outstanding shares of our common stock will be diluted.

      As of October 8, 2004, we had outstanding vested options to purchase 689,933 shares of common stock at a weighted-average exercise price of $7.43 and vested warrants to purchase 2,945,412 shares of common stock with a weighted-average price of $7.59.

      Due to the number of shares of common stock we are obligated to sell pursuant to outstanding options and warrants described above, potential investors may not purchase our future equity offerings at market price because of the potential dilution such investors may suffer as a result of the exercise of the outstanding options and warrants.

The market price of our common stock has experienced significant volatility.

      The securities markets from time to time experience significant price and volume fluctuations unrelated to the operating performance of particular companies. In addition, the market prices of the common stock of many publicly traded pharmaceutical and biotechnology companies have been and can be expected to be especially volatile. Our common stock price in the 52-week period ended October 8, 2004 had a low of $7.80 and high of $32.51. Announcements of technological innovations or new products by us or our competitors, developments or disputes concerning patents or proprietary rights, publicity regarding actual or potential clinical trial results relating to products under development by us or our competitors, regulatory developments in both the United States and foreign countries, delays in our testing and development schedules, public concern as to the safety of pharmaceutical drugs and economic and other external factors, as well as period-to-period fluctuations in our financial results, may have a significant impact on the market price of our common stock. The realization of any of the risks described in these "Risk Factors" may have a significant adverse impact on such market prices.

We routinely pay vendors in stock as consideration for their services; this may result in shareholder dilution, additional costs and difficulty retaining certain vendors.

      In order for us to preserve our cash resources, we often pay vendors in shares, warrants or options to purchase shares of our common stock rather than cash. Payments for services in stock may materially and adversely affect our shareholders by diluting the value of outstanding shares of our common stock. In addition, in situations where we have agreed to register the shares issued to a vendor, this will generally cause us to incur additional expenses associated with such registration. Paying vendors in shares, warrants or options to purchase shares of common stock may also limit our ability to contract with the vendor of our choice should that vendor decline payment in stock.

We do not intend to pay dividends on our common stock. Until such time as we pay cash dividends our stockholders must rely on increases in our stock price for appreciation.

      We have never declared or paid dividends on our common stock. We intend to retain future earnings to develop and commercialize our products and therefore we do not intend to pay cash dividends in the foreseeable future. Until such time as we determine to pay cash dividends on our common stock, our stockholders must rely on increases in our common stock's market price for appreciation.

If we do not effectively manage our growth, our resources, systems and controls may be strained and our operating results may suffer.

      We have recently added to our workforce and we plan to continue to increase the size of our workforce and scope of our operations as we continue our drug development programs and clinical trials, develop our manufacturing facility in the PRC, and move towards commercialization of our products. This growth of our operations will place a significant strain on our management personnel, systems and resources. We may need to implement new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. These endeavors will require substantial management effort and skill, and we may require additional personnel and internal processes to manage these efforts. If we are unable to effectively manage our expanding operations, our revenue and operating results could be materially and adversely affected.

      Our continuing obligations as a public company under the changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations, will increase our expenses and administrative burden.

      As a public company, we incur significant legal, accounting and other expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission and the National Association of Securities Dealers, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

There are limitations on the liability of our directors, and we may have to indemnify our officers and directors in certain instances.

      Our certificate of incorporation limits, to the maximum extent permitted under Delaware law, the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors. Our bylaws provide that we will indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by law. We have entered into indemnification agreements with our officers and directors containing provisions that are in some respects broader than the specific indemnification provisions under Delaware law. The indemnification agreements may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made or threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation, against expenses actually and reasonably incurred in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Delaware law does not permit a corporation to eliminate a director's duty of care and the provisions of our certificate of incorporation have no effect on the availability of equitable remedies, such as injunction or rescission, for a director's breach of the duty of care.

      We believe that our limitation of director liability assists us to attract and retain qualified directors. However, in the event a director or the board commits an act that may legally be indemnified under Delaware law, we will be responsible to pay for such director(s) legal defense and potentially any damages resulting therefrom. Furthermore, the limitation on director liability may reduce the likelihood of derivative litigation against directors, and may discourage or deter stockholders from instituting litigation against directors for breach of their fiduciary duties, even though such an action, if successful, might benefit us and our stockholders. Given the difficult environment and potential for incurring liabilities currently facing directors of publicly-held corporations, we believe that director indemnification is in our and our stockholders best interests because it enhances our ability to retain highly qualified directors and reduce a possible deterrent to entrepreneurial decision-making.

      Nevertheless, limitations of director liability may be viewed as limiting the rights of stockholders, and the broad scope of the indemnification provisions contained in our certificate of incorporation and bylaws could result in increased expenses. Our board of directors believes, however, that these provisions will provide a better balancing of the legal obligations of, and protections for, directors and will contribute positively to the quality and stability of our corporate governance. Our board of directors has concluded that the benefit to stockholders of improved corporate governance outweighs any possible adverse effects on stockholders of reducing the exposure of directors to liability and broadened indemnification rights.

Product liability exposure may expose us to significant liability.

      We do not have pharmaceutical products for sale and we therefor do not carry product liability insurance. However, if we do commercialize drug products we will face risk of exposure to product liability and other claims and lawsuits in the event that the development or use of our technology or prospective products is alleged to have resulted in adverse effects. We may not be able to avoid significant liability exposure. We may not have sufficient insurance coverage and we may not be able to obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our products. A product liability claim could hurt our financial performance. Even if we avoid liability exposure, significant costs could be incurred, potentially damaging our financial performance. We do carry commercial general liability insurance and clinical trials insurance which covers our human clinical trial activities.

                              ABOUT THIS PROSPECTUS

      This document is called a prospectus and is part of a registration statement on Form S-3 that we filed with the U.S. Securities and Exchange Commission ("SEC"). Under this prospectus the selling stockholders also may from time to time collectively offer up to 755,540 shares of our common stock plus any additional shares paid to selling stockholders as dividends on the preferred shares that are convertible into the common stock registered hereunder or to prevent dilution resulting from stock splits, stock dividends or similar transactions.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making, nor will we make, an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is current only as of the date on its cover. Our business, financial condition, results of operations and prospects may have changed since that date. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information" below.

                      WHERE YOU CAN FIND MORE INFORMATION;
                     INCORPORATION OF DOCUMENTS BY REFERENCE

      We file annual, quarterly and current reports, proxy statements and other documents with the SEC, under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, at 233 Broadway, 16th Floor, New York, New York 10279 and at Northwest Atrium Center, 5000 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our reports, proxy statements and other documents filed electronically with the SEC are available at the website maintained by the SEC at http://www.sec.gov. We also make available free of charge on or through our Internet website, http://www.immtech.biz, our annual, quarterly and current reports, and, if applicable, amendments to those reports, filed or furnished pursuant to
Section 13(a) of the Exchange Act, as soon as reasonably practicable after we electronically file such reports with the SEC. Information on our website is not a part of this report.

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares. This prospectus, which constitutes a part of that registration statement, does not contain all the information contained in that registration statement and its exhibits. For further information with respect to the company and the shares, you should consult the registration statement and its exhibits. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying through the SEC's public reference rooms listed above.

      The SEC allows us to "incorporate by reference" in this prospectus the information that we file with them, which means we can disclose important information to you by referring you to other documents that contain that information. The information we incorporate by reference is considered to be part of this prospectus and information we later file with the SEC will automatically update and supersede the information in this prospectus. The following documents filed by us with the SEC pursuant to Section 13 of the Exchange Act (File No. 000-25669) and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act made before the termination of the offering are incorporated by reference herein:

            (i) our Amended Annual Report on Form 10-K/A for the fiscal year ended March 31, 2004, filed with the SEC on July 20, 2004;

            (ii) our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, filed with the SEC on August 9, 2004;

            (iii) the description of our common stock set forth in our registration statement on Form SB-2 (Registration No. 333-64393) filed with the SEC under Section 12 of the Exchange Act on September 28, 1998, including any amendments or reports filed for the purpose of updating such description;

            (iv) our definitive proxy statement pursuant to Section 14(A) of the Exchange Act for our 2004 Annual Meeting of the Shareholders filed with the SEC on October 12, 2004;

            (v) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referenced in (i) above;

            (vi) our Form 8-A pursuant to Section 12(b) of the Exchange Act filed with the SEC on August 6, 2003;

            (vii) our registration statement on Form SB-2/A filed with the SEC on February 11, 1999; and

            (viii) our amended and restated certificate of incorporation, filed as Exhibit 3.3 to our Form 10-K (File No. 001-14907), as filed with the SEC on June 14, 2004.

      All documents filed by the company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment indicating that all securities offered hereby have been sold or deregistering all securities then remaining unsold are expressly incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of such documents.

      Statements made in this prospectus, or in any documents incorporated by reference in this prospectus as to the contents of any contract or other document are materially complete. For additional information we refer you to the copy of the contract or other document filed as an exhibit to the registration statement of which this prospectus is a part or as an exhibit to the documents incorporated by reference.

      We will provide to you a copy of any document incorporated by reference in this prospectus and any exhibits specifically incorporated by reference in those documents at no cost. You may request copies by contacting us at the following address or telephone numbers: Corporate Secretary, Immtech International, Inc., 150 Fairway Drive, Suite 150, Vernon Hills, Illinois, 60061, Telephone No.:
(847) 573-0033 or toll free (877) 898-8038.

      Any statement incorporated or deemed incorporated herein by reference will be deemed to be modified or superseded for the purpose of the registration statement and this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the registration statement or this prospectus.

                           FORWARD-LOOKING STATEMENTS

      Certain statements contained in this prospectus and in the documents incorporated by reference herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words "may", "intends", "plans", "believes", "anticipates" or "expects" or similar words and may include statements concerning our strategies, goals and plans. Forward-looking statements involve a number of significant risks and uncertainties that could cause our actual results or achievements or other events to differ materially from those reflected in such forward-looking statements. Such factors include, among others described in this prospectus, the following (i) we are in an early stage of product development, (ii) the possibility that favorable relationships with collaborators cannot be established or, if established, will be abandoned by the collaborators before completion of product development, (iii) the possibility that we or our collaborators will not successfully develop any marketable products, (iv) the possibility that advances by competitors will cause our product candidates not to be viable, (v) uncertainties as to the requirement that a drug product be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our drug product candidates, (vi) risks relating to requirements for approvals by governmental agencies, such as the Food and Drug Administration, before products can be marketed and the possibility that such approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to market our product candidates successfully, (vii) the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe upon the patent or other intellectual property rights of third parties, (viii) the possibility that we will not be able to raise adequate capital to fund our operations through the process of commercializing a successful product or that future financing will be completed on unfavorable terms, (ix) the possibility that any products successfully developed by us will not achieve market acceptance and (x) other risks and uncertainties that may not be described herein. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                   THE COMPANY

AN INVESTMENT IN THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION PROVIDED UNDER "RISK FACTORS" BEGINNING ON PAGE 1. A GLOSSARY WHICH DEFINES VARIOUS TERMS USED IN THIS PROSPECTUS BEGINS ON PAGE 26.

      We are a pharmaceutical company advancing the development and commercialization of oral drugs to treat infectious diseases, and neoplastic (cancer) and metabolic (diabetes) disorders. We have drug development programs that include treatments for fungal infections, malaria, tuberculosis, diabetes, Pneumocystis carinii pneumonia ("PCP") and tropical diseases, including African sleeping sickness (trypanosomiasis) and leishmaniasis. We hold worldwide patents and patent applications, and licenses and rights to license technology, primarily from a scientific consortium that has granted us exclusive rights to commercialize products from, and license rights to, the technology.

      Our strategy is to develop oral drugs effective against infectious diseases and neoplastic and metabolic disorders utilizing a dicationic technology platform. Infectious diseases in the global population have increased significantly during the past 20 years and are the most common cause of death worldwide according to the World Health Organization ("WHO"). Relatively few new drugs for treatment of infectious diseases have been brought to market during this period. New drugs are needed to overcome the problems of multi-drug resistance and the increasing number of new pathogens that are causing diseases in the world. Neoplastic and metabolic disorders, including cancer and diabetes, cause illness and death worldwide. Scientists have struggled for decades to find effective treatments for both cancer and diabetes. In our initial laboratory studies, the dication platform demonstrated positive therapeutic activity to treat these two devastating disorders.

      Since our formation in October 1984, we have engaged in pharmaceutical research and drug development, expanding our scientific capabilities and collaborative network, developing technology licensing agreements, and advancing the commercialization of our proprietary technologies, including the development of aromatic cations (which include dications) commencing in 1997. In addition to our internal resources, we use the expertise and resources of strategic partners and third parties in a number of areas, including (i) discovery research, (ii) pre-clinical and human clinical trials and (iii) manufacture of pharmaceutical drugs.

                                 USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares offered by the selling stockholders under this prospectus.

                              SELLING STOCKHOLDERS

      The selling stockholders listed below acquired our series D stock in private placements on January 15, 2004. Such selling stockholders have the right to acquire shares (i) upon conversion of the series D stock, (ii) upon issuance of common stock as stock dividends to holders of series D stock and (iii) upon exercise of warrants granted to them in connection with their participation in the series D private placement. No period of time has been fixed within which the shares registered under this prospectus may be offered or sold. Our obligation to keep the registration statement of which this prospectus is a part effective expires as to the 755,540 shares on January 14, 2005, or sooner if all selling stockholders' shares are sold.

      On January 15, 2004, the selling stockholders purchased in the aggregate 200,000 shares of our series D stock for gross proceeds to us of $5,000,000. Subject to adjustment for dilution protection, each share of series D stock is convertible into 2.778 shares of common stock or 555,540 shares in the aggregate. The series D stock earns a 6% per annum dividend payable semi-annually each April 15th and October 15th, in cash or common stock at the company's option for so long as any series D stock remains outstanding. If common stock is to be used to pay the series D stock dividend, such common stock is to be valued at the 10-day volume-weighted average closing-bid price immediately prior to the date of payment. We agreed to use reasonable efforts to register the resale by the selling stockholders of the shares of common stock issuable upon conversion of the series D stock within 180 business days after the date of purchase of the series D stock, and to keep such registration effective for the lesser of one year from the date of issuance or until all of such shares are sold.

      The following table sets forth for each selling stockholder (i) the number of shares being registered by this prospectus, (ii) the number of shares and percent of class beneficially owned at the date of filing, and (iii) the number of shares and percent of class that the selling stockholder would beneficially own if all shares registered hereunder were sold, assuming no other shares were purchased. No selling stockholder has been an officer, director or employee of Immtech for the past three years. Because the selling stockholders may offer all, some or none of their shares, we cannot provide a definitive estimate of the number of shares each will hold after such registration. This prospectus is filed at our expense.

                                                                                                                         Percent of
                                                                                                            Shares         Class
                                       Shares of   Shares of                                 Percent of   Remaining      Remaining
                                         Common      Common                                   Class of      if all         if all
                                         Stock       Stock     Total Shares                    Shares       Shares         Shares
                             Series D  Underlying  Underlying  Beneficially       Shares    Beneficially  Registered     Registered
           Name               Stock     Series D    Warrants      Owned         Registered    Owned(1)     are Sold       are Sold
---------------------------  --------  ----------  ----------  ------------     ----------  ------------  ----------     ----------
Ching Jung Cheng               25,200      69,999      25,200       223,424         95,199          1.81%    128,225           1.04%
Cheung Yuk Chor Dickie         20,000      55,554      20,000       145,427         75,554          1.18%     69,873           *
Lao Chu                        16,000      44,443      16,000       103,070         60,443          *         42,627           *
Lee Mo Chi                     16,000      44,443      16,000        60,716         60,443          *            273
Liu Yuk Tong/or Wong Gum
    Wing                       16,000      44,443      16,000       104,190         60,443          *         43,747           *
Tsang Wai Ping Alfred          12,000      33,332      12,000        54,737         45,332          *          9,405           *
Ho Cho Sing                     8,000      22,222       8,000        30,400         30,222          *            178           *
Chan Chee Wing                  8,000      22,222       8,000       115,977(2)      30,222          *         85,755(2)        *
Ma Fa On                        7,480      20,777       7,480        28,384         28,257          *            127           *
Clough Investment Partners
    I, L.P.                     6,950      19,305       6,950        37,946(3)      26,255          *            169(3)        *
Ernest Lau Chi Cheong           6,000      16,666       6,000        24,168         22,666          *          1,502           *
Chan Tak Chi William            5,400      15,000       5,400        59,491         20,400          *         39,091           *
Fukoku Asset Management Ltd     4,000      11,111       4,000        68,918         15,111          *         53,807           *
Law Kar Shui                    4,000      11,111       4,000        15,179         15,111          *             68           *
Leonard Samia                   4,000      11,111       4,000        15,179         15,111          *             68           *
Hui Chin Ki                     4,000      11,111       4,000        23,439         15,111          *          8,328           *
Cheung Shuk Kwan                3,600      10,000       3,600       172,734(2)      13,600          1.40%    159,134(2)        1.29%
Lau Shun Shing                  3,200       8,889       3,200        12,156         12,089          *             67           *
Low Kit Yong                    2,800       7,778       2,800        22,625         10,578          *         12,047           *
Lee Sau Lin                     2,520       7,000       2,520         9,562          9,520          *             42           *
Pang Jin Jun                    2,400       6,666       2,400         9,107          9,066          *             41           *
Clough Offshore Fund, Ltd.      2,230       6,194       2,230        37,946(3)       8,424          *            169(3)        *
Lau Mei Yin Amy                 2,000       5,555       2,000        21,248          7,555          *         13,693           *
Donald M. Schaeffer             2,000       5,555       2,000         7,589          7,555          *             34           *
Terry Fook-Ngon Kwong           2,000       5,555       2,000         8,589          7,555          *          1,034           *
Lam Yik Kau Peter               2,000       5,555       2,000         7,589          7,555          *             34           *
Man Yau Ming                    2,000       5,555       2,000        11,814          7,555          *          4,259           *
Lo Mo On                        1,600       4,444       1,600         8,517          6,044          *          2,473           *
Rose Marie Lee                  1,540       4,278       1,540         5,843          5,818          *             25           *
Paul & Francesca Sciaba         1,080       3,000       1,080         4,098          4,080          *             18           *

                                                                                                                         Percent of
                                                                                                            Shares         Class
                                       Shares of   Shares of                                 Percent of   Remaining      Remaining
                                         Common      Common                                   Class of      if all         if all
                                         Stock       Stock     Total Shares                    Shares       Shares         Shares
                             Series D  Underlying  Underlying  Beneficially       Shares    Beneficially  Registered     Registered
           Name               Stock     Series D    Warrants      Owned         Registered    Owned(1)     are Sold       are Sold
---------------------------  --------  ----------  ----------  ------------     ----------  ------------  ----------     ----------
Clough Investment Partners
    II, L.P.                      820       2,278         820        37,946(3)       3,098          *            169(3)        *
Yeung Lai                         800       2,222         800         5,330          3,022          *          2,308           *
Dwight B. Crane                   800       2,222         800        21,292          3,022          *         18,270           *
Daniel Puopolo                    720       2,000         720         2,732          2,720          *             12           *
Andrew Puopolo                    720       2,000         720         2,732          2,720          *             12           *
Richard DeGabriel                 540       1,500         540         3,299          2,040          *          1,259           *
Cheng Wing Chiu                   400       1,111         400          1517          1,511          *              6           *
Michael J. Geoghan                400       1,111         400          1517          1,511          *              6           *
Scott Hess                        400       1,111         400        14,468          1,511          *         12,957           *
Stephen Carter                    400       1,111         400         3,813          1,511          *          2,302           *
---------------------------  --------  ----------  ----------  ------------     ----------                ----------
Totals                        200,000     555,540     200,000     1,426,906        755,540                   671,366

*     Less than 1.00%.

(1) The corresponding percentages are the quotient of (x) the number of shares beneficially owned and (y) the sum of the 10,883,037 shares of common stock outstanding, the number shares of common stock issuable upon conversion of series A stock, series B stock, series C stock and series D stock and such holder's options and warrants exercisable within 60 days of the date of October 8, 2004.

(2) Chan Chee Wing and Cheung Shuk Kwan hold 41,910 shares as Joint Tenants with Right of Survivorship.

(3) Total number of shares for Clough Investment Partners I, L.P., Clough Offshore Fund, Ltd. and Clough Investment Partners II, L.P.

                          DESCRIPTION OF CAPITAL STOCK

      General

      The following are the material terms of our common stock. You should refer to the applicable provisions of Delaware law, our certificate of incorporation as amended and our bylaws for additional information. See "Where You Can Find More Information."

      Under our amended and restated certificate of incorporation our authorized capital stock consists of:

      100,000,000 shares of common stock, par value $0.01 per share; and

      5,000,000 shares of preferred stock, par value $0.01 per share.

      As of October 8, 2004, we had 10,883,037 shares of common stock outstanding (not including 409,502 shares of common stock reserved for conversion of series A stock, 124,531 shares of common stock reserved for conversion of series B stock, 366,809 shares of common stock reserved for conversion of series C stock, 555,540 shares of common stock reserved for the conversion of series D stock, 1,121,057 shares of common stock reserved for exercise of outstanding options and 2,955,412 shares of common stock reserved for exercise of outstanding warrants held by certain investors). Of the shares of common stock outstanding, 8,366,597 shares of common stock are freely tradable without restriction. All of the remaining 2,516,440 shares are restricted from resale except pursuant to certain exceptions under the Securities Act.

All of the common stock underlying the outstanding series D stock is registered by this prospectus.

Common Stock

      Our common stock is traded on the AMEX under the symbol "IMM." Each share of our common stock entitles the holder to one vote on all matters on which holders are permitted to vote. There is no cumulative voting for election of directors. Accordingly, the holders of a majority of the shares voted can elect all of the nominees for director.

      Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock are entitled to dividends when, and if, declared by the board of directors out of funds legally available for that purpose. Upon liquidation, dissolution or winding up, subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock are entitled to a pro rata share in any distribution to stockholders. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

                              PLAN OF DISTRIBUTION

      The distribution of the shares described in this prospectus may be effected from time to time in one or more transactions either (a) at a fixed price or prices which may be changed, (b) at market prices prevailing at the time of sale, (c) at prices relating to the prevailing market prices or (d) at negotiated prices. Selling stockholders may offer and sell the shares described in this prospectus (i) through agents, (ii) through one or more underwriters or dealers, (iii) through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction, (iv) directly to one or more purchasers (through a specific bidding or auction process or otherwise) or (v) through a combination of any of these methods of sale.

      To our knowledge, the selling stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sales of shares by the selling stockholders. Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. We will pay all costs and expenses incurred in connection with the registration of the shares offered by this prospectus. Any brokerage commissions and similar selling expenses attributable to the sale of shares by the selling stockholders will be borne by the selling stockholders.

      We have agreed to indemnify the selling stockholders and the selling stockholders' respective officers, directors, employees and agents, and each person who controls such selling stockholders, in certain circumstances against certain liabilities, including liabilities arising under the Securities Act, and the selling stockholders have agreed to indemnify us and our directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act, in each case in connection with this offering.

      The selling stockholders may solicit offers to purchase the shares directly and the selling stockholders may sell the shares directly to institutional or other investors. The selling stockholders may enter into agreements with agents, underwriters and dealers under which the selling stockholders may agree to indemnify the agents, underwriters and dealers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make with respect to these liabilities. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for the selling stockholders in the ordinary course of business.

      If any selling stockholders offers and sells shares through an underwriter or underwriters, then the selling stockholders will execute an underwriting agreement with the underwriter or underwriters. The names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, which may be in the form of discounts, concessions or commissions, if any, will be described in a prospectus supplement, if applicable, which will be used by the underwriters to make resales of the shares. If the selling stockholders offer and sell the shares through a dealer, then the selling stockholders or an underwriter will sell the shares to the dealer, as principal. The dealer may then resell the shares to the public at varying prices to be determined by the dealer at the time of resale.

      The selling stockholders, dealers acting in connection with the offering and brokers executing sell orders on behalf of one or more selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act. In addition, any such broker or dealer may be required to deliver a copy of this prospectus to any person who purchases any of the shares from or through such broker or dealer.

                               SUBSEQUENT EVENTS

      On July 30, 2004 we completed a secondary public offering of 899,999 shares of common stock (the 899,999 shares includes the underwriters' full exercise of its over-allotment option of 117,391 shares). Gross proceeds to us from the offering were approximately $9.2 million.

                                 LEGAL MATTERS

      Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon for the company by Cadwalader, Wickersham & Taft LLP, New York, New York.

                                    EXPERTS

      The financial statements incorporated in this prospectus by reference from the company's Annual Report on Form 10-K/A have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

      None.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions, the company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

      You should rely only on the information contained in this prospectus, incorporated by reference herein or provided by supplement. We have not authorized anyone else to provide you with different information. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

                                    GLOSSARY

      As used in this prospectus, the following terms have the meanings set forth below.

AIDS Acquired immune deficiency syndrome, a disease caused by a virus.

DB289             The designation given to our lead dication.

Dication A chemical molecule with two positively charged ends that are held together by a chemical linker.

DNA A type of molecule made up of polymerized deoxyribonucleotides linked together by phosphate bonds.

FDA               U.S. Food and Drug Administration.

FDCA              Federal Food, Drug, and Cosmetic Act as Amended.

HCV Hepatitis C virus, or HCV, is one of the viruses that causes acute and chronic hepatitis. Persons who are chronically infected with hepatitis C are at an increased risk for the development of cirrhosis and liver cancer.

HIV HIV is the human immunodeficiency virus most researchers believe causes AIDS.

IND Investigational New Drug Application, or IND, is a document required to be filed with the FDA prior to performing clinical studies on human subjects in the United States.

Leishmaniasis     An infection caused by a protozoal parasite that affects the skin and abdominal organs, causing ulcers or skin disorders that resemble leprosy.

PCP Pneumocystis carinii pneumonia ("PCP") is a protozoal infection of the lungs, and most common of the AIDS-associated diseases.

Phase I Clinical testing in which the safety and pharmacological profile of a new drug is established in humans.

Phase II Clinical testing in which the effectiveness of a new drug is established in humans. This includes establishing the dose amount and frequency required to achieve a therapeutic effect, the metabolic rate of the administered drug and the toxicity profile in specific patient populations.

Phase III         Commonly referred to as pivotal studies (however, in certain circumstances, Phase II trials can serve as pivotal). When
                  Phase II evaluations demonstrate that a dose range of the drug has a therapeutic effect and an acceptable safety profile, Phase III trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically-dispersed clinical trial sites.

TB A disease caused by bacteria, Mycobacterium tuberculosis, that is transmitted by breathing in or eating infected droplets, usually affecting the lungs, although infection of other organ systems can occur.

Trypanosomiasis   An infection caused by a protozoal parasite and transmitted usually by insect bites. Also known as African sleeping sickness.

=====================================      =====================================

         TABLE OF CONTENTS

RISK FACTORS ....................   1            IMMTECH INTERNATIONAL, INC.
ABOUT THIS PROSPECTUS ...........  16
WHERE YOU CAN FIND MORE                                 755,540 Shares
  INFORMATION; INCORPORATION OF                          Common Stock
  DOCUMENTS BY REFERENCE ........  16
FORWARD-LOOKING STATEMENTS ......  19            ---------------------------
THE COMPANY .....................  19                     PROSPECTUS
USE OF PROCEEDS .................  20            ---------------------------
SELLING STOCKHOLDERS ............  20
DESCRIPTION OF CAPITAL STOCK ....  22                  October 15, 2004
PLAN OF DISTRIBUTION ............  23
SUBSEQUENT EVENTS ...............  24
LEGAL MATTERS ...................  24
EXPERTS .........................  24
INTERESTS OF NAMED EXPERTS AND
  COUNSEL .......................  25
DISCLOSURE OF COMMISSION POSITION
  ON INDEMNIFICATION FOR
  SECURITIES ACT LIABILITIES ....  25
GLOSSARY ........................  26

ALL DEALERS THAT EFFECT TRANSACTIONS
IN THESE SECURITIES, WHETHER OR NOT
PARTICIPATING IN THIS OFFERING, MAY
BE REQUIRED TO DELIVER A PROSPECTUS
UNTIL THE LATER OF NOVEMBER 24, 2004
OR 40 DAYS AFTER THE EFFECTIVE DATE
OF THIS PROSPECTUS OR ANY
POST-EFFECTIVE AMENDMENT TO THIS
PROSPECTUS. THIS IS IN ADDITION TO
THE DEALERS' OBLIGATION TO DELIVER A
PROSPECTUS WHEN ACTING AS
UNDERWRITERS AND WITH RESPECT TO
THEIR UNSOLD ALLOTMENTS OR
SUBSCRIPTIONS.

=====================================      =====================================